Adastra Holdings Ltd.

(formerly Phyto Extractions Inc.)

MANAGEMENT'S DISCUSSION AND ANALYSIS

For the years ended December 31, 2022, and 2021

This management's discussion and analysis ("MD&A") of the financial condition and results of operations of Adastra Holdings Ltd., together with its wholly-owned subsidiaries (the "Company" or "Adastra") constitutes management's review of the factors that affected the Company's financial and operating performance for years ended December 31, 2022 and 2021. This MD&A has been prepared in compliance with the requirements of National Instrument 51-102 Continuous Disclosure Obligations. This MD&A should be read in conjunction with Adastra's audited consolidated financial statements ("financial statements") for the years ended December 31, 2022 and 2021 which have been prepared in accordance with International Financial Reporting Standards ("IFRS").

The results for the periods presented are not necessarily indicative of the results that may be expected for any future period. Except as otherwise indicated, all financial data in this MD&A has been prepared in accordance with IFRS issued by the International Accounting Standards Board and interpretations of the International Financial Reporting Interpretations Committee.

All monetary amounts in the MD&A are expressed in Canadian dollars, except number of shares, or as otherwise indicated. Additional information regarding the Company is available on SEDAR at www.sedar.com, and the Company's website www.adastraholdings.ca. This MD&A has been prepared effective as of May 1, 2023.

The Company's financial statements have been prepared on the basis that the Company will continue as a going concern, which assumes that the Company will be able to continue its operations for the foreseeable future and will be able to realize its assets and discharge its liabilities and commitments in the normal course of operations. The Company's ability to continue as a going concern is dependent on its ability to generate positive cash flows from operations, complete additional financings, and/or extend or modify its mortgage payable. The Company's financial statements do not include any adjustments relating to the recoverability and classification of assets and liabilities that might be necessary should the Company be unable to continue in existence.

FORWARD-LOOKING STATEMENTS

This MD&A contains certain forward-looking information within the meaning of Canadian securities laws (collectively referred to herein as "forward looking statements"). These statements relate to future events or the Company's future performance. All statements other than statements of historical fact are forward-looking statements. Any statements contained herein that are not statements of historical fact may be deemed to be forward looking statements, including those identified by the expressions "considers", "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved", or the negative of these terms or comparable terminology. In this document, certain forward-looking statements are identified by words including "may", "future", "expected", "will", "intends", and "estimates".

Such forward-looking statements are based on numerous assumptions, including among others, the Company's ability to create long-term value for its shareholders and establish itself as a premier cannabis processing company; the Company's ability to grow market share; the Company's ability to develop new and innovative products, including but not limited to cannabis extracts such as oils, tinctures, sprays, capsules and soft gels; the Company's ability to operate in a cost-efficient manner; the Company's ability to fulfill consumer demand in Canada; the Company's expectations with respect to future increases in product output; the Company's ability to fulfill current and future orders; the Company's expectations with respect to continuing demand for its products; the Company's expectations with respect to the expansion of its line of cannabis products; the Company's ability to achieve positive cash flow from operations; the Company's ability to expand into new provincial and territorial markets; the Company's expectations with respect to maintaining a competitive advantage over competitors; the Company's ability to finance operating costs with current cash on hand and cash flow from operations; the Company's expectations with respect to other economic, business, and/or competitive factors; the Company's expectations with respect to the validity, use and scope of its licences throughout Canada; and the Company's expectations with respect to its regulatory and statutory obligations.

Forward-looking statements are not guarantees of future performance, but are instead based on the reasonable assumptions and estimates of management of the Company at the time they are made and involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by the forward-looking statements contained in this MD&A. Such factors include, but are not limited to the factors discussed in the section entitled "Risks and Uncertainties" herein.

Forward-looking statements contained herein are made as of the date of this MD&A and, other than as required by law, the Company disclaims any obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of factors, whether as a result of new information, future events or results or otherwise. Additionally, the Company undertakes no obligation to comment on analysis, expectations or statements made by third parties in respect of its financial/operating results or securities.

There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Readers are cautioned that the foregoing list of important factors and assumptions is not exhaustive and all forward-looking statements herein are qualified by this cautionary statement. Accordingly, readers should not place undue reliance on forward-looking statements.

The forward-looking statements contained herein are based on information available as of May 1, 2023.

NATURE OF OPERATIONS AND GOING CONCERN

Adastra Holdings Ltd. was incorporated under the laws of the province of British Columbia on October 14, 1987. The Company extracts and processes cannabis for sale to the recreational and medical markets in Canada using its state-of-the-art large scale extraction facility to produce a variety of products including vape pens, wax, resin, infused pre-rolls, diamonds and shatter. The Company is listed on the Canadian Securities Exchange ("CSE") under the symbol "XTRX". The Company's head office is located at 5451 275th Street, Langley City, British Columbia, V4W 3X8 and its registered and records office is located at 900-885 West Georgia Street, Vancouver, British Columbia, V6C 3H1.

On October 19, 2019, the Company, through its wholly owned subsidiary, Chemia Analytics Inc. ("Chemia"), received a licence from Health Canada (the "Analytical Testing Licence") to conduct analytical testing on cannabis at its facility (the "Langley Facility") located at 5451 275th Street, Langley City, British Columbia.

On March 13, 2020, the Company, through its wholly owned subsidiary, Adastra Labs Inc. ("ALI"), received a Standard Processing licence (the "Processing Licence") for the Langley Facility.

On April 9, 2021, the Company consolidated its issued share capital on a ratio of three old common shares for every one new post-consolidated common share. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

On August 10, 2021, the Company acquired all of the issued and outstanding shares of 1225140 B.C. Ltd., doing business as PerceiveMD ("PerceiveMD"). At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976. PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis therapies.

On September 1, 2021, the Company changed its name to Adastra Holdings Ltd. Trading of the Company's common shares resumed under the new name and under the same ticker symbol "XTRX" on the CSE as the market opened on September 1, 2021. Prior to this on April 9, 2021 the Company changed its name from Adastra Labs Holdings Ltd. to Phyto Extractions Inc. and on December 19, 2019 from Arrowstar Resources Ltd to Adastra Labs Holdings Ltd.

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for total consideration of $24,000,000. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares. Phyto BrandCo licences its intellectual property to Canadian cannabis licence holders and collects royalties from the licence holders, from sales of cannabis consumer packaged goods to provincial distributors and retailers.

During April 2021, the Company completed the installation of its hydrocarbon extraction line, allowing it to produce Shatter products for the Canadian market. This high-performance hydrocarbon extractor allows the Company to process over 400 kg per day of dried cannabis into a variety of shatter cannabis products.

2022 AND YEAR-TO-DATE HIGHLIGHTS

The Company's focus for the year ended December 31, 2022 included the expansion and increased efficiency of its operations at its centralized processing facility in Langley, BC. As of the date of this MD&A, the Company is focused on generating revenue from four primary verticals: processing cannabis for sale to the recreational and medical markets; service fees for cannabis consultations; educational fees for clients' referral to licenced cannabis producers; and the licensing of cannabis trademarks.

During the year ended December 31, 2022, the Company had the following breakdown of revenues:

- Cannabis manufacturing revenues

  Cannabis product sales of $15,613,320 (2021 - $5,004,453)
  White label manufacturing and tolling revenues - $1,180,955 (2021 - $54,129)

- Licensing revenues of $909,331 (2021 - $385,119)

- Cannabis consultation fees of $273,253 (2021 - $111,954)

- Referral revenues of $154,967 (2021 - $72,961)

The Company had revenue of $18,131,826 for the year ended December 31, 2022 compared to $5,628,616 for the year ended December 31, 2021. Excise taxes of $4,836,748 were incurred during the year ended December 31, 2022. This represents a 222% increase in revenues from the prior year.

The Company achieved a gross profit of $6,112,049 for the year ended December 31, 2022 compared to $1,943,691 in the prior year, achieving a growth of 214%. This was achieved by increasing the economies of scale of production as well as managing the costs of inputs of production. Inflation had a minimal impact on the costs of inputs for the Company as these were offset by the Company being able to purchase larger quantities as lower rates. In addition, the Company has continued its transition to increase the sales of higher margin products.

The Company had cash of $1,013,867 at December 31, 2022 compared to $744,541 as at December 31, 2021. The Company continues to closely monitor and manage cash.

Working capital deficit as at December 31, 2022 was $3,665,081 compared to $1,120,613 as at December 31, 2021. This includes the $3,500,000 mortgage in both years, which is expected to be renewed for a longer term and on more favourable conditions.

Operating expenses increased from $4,335,429 in the prior year to $6,912,045 during the year ended December 31, 2022. This represents and increase in operating expenses of 59% compared to revenue growth of 222% and gross profit growth of 214%.

The loss from operations decreased from $2,391,738 in the prior year to $799,996 during the year ended December 31, 2022. This represents a 67% decrease in loss from operations from the prior year.

For the year ended December 31, 2022, the Company had a net loss of $4,281,639 (2021 - $2,749,939) which included a one-time charge to goodwill for the impairment of PerceiveMD as the Company has not realized the expected synergies in business operations in the originally planned timeframe. The Company also had a one-time loss on the termination of the license agreement related to the Phyto BrandCo, which allows the Company to bring the brand fully in-house for production.

On February 9, 2023, the Company announced that it had terminated a legacy supply agreement for the Company's Phyto Extractions Brand. The household brand for legacy cannabis concentrates was 100% acquired as part pf the acquisition of Phyto Brandco. A legacy licence agreement remained in place following the acquisition, whereby Phyto utilized a third party's licensing status with Health Canada to exclusively package and sell its popular Phyto branded cannabis consumer packaged products on its behalf, in consideration for payment of royalties back to Phyto (the "Phyto Licence Agreement"). On August 30, 2022, Adastra announced it had entered into an agreement with the third party, whereby Adastra had the right and option to terminate the Phyto Licence Agreement subject to certain conditions which have now been met.

On February 14, 2023, the Company announced that it had appointed Lachlan McLeod as the Chief Financial Officer.

On March 15, 2023, the Company announced that it has been served with a civil claim filed in the Supreme Court of British Columbia pursuant to the Class Proceedings Act, R.S.B.C. 1996, c. 50 alleging that the Company's press release of February 22, 2023 (the "Press Release") misstated certain material facts which misled the plaintiff in the claim. The suit also names the Company's subsidiary ALI and the Company's Chief Executive Officer, Mr. Michael Forbes. The Company denies the allegations in the claim and specifically that the Press Release was misleading, and the Company intends to vigorously defend against these allegations should the class action be certified. Currently, no specific amount of damages is claimed.

On March 16, 2023, the Company announced that it has engaged Hybrid Brand Management ("Hybrid") to expand its sales coverage and product sell-through in British Columbia, Alberta, Saskatchewan, Manitoba, and Ontario, with regular in-store activations and staff product education sessions. Hybrid serves approximately 2,800 cannabis retailers in Canada. In addition, the Company announced that during January and February 2023 it has shipped a record volume of 379,343 grams of cannabis products and achieved this result with over 1,300 orders.

Licences

On March 13, 2020, the Company, through its wholly-owned subsidiary, ALI, received a Standard Processing licence (the "Processing Licence") for the Langley Facility authorizing the sale of cannabis extract, cannabis edibles, and cannabis topicals.

On April 16, 2021, the Company received an amendment to its Analytical Testing Licence allowing for organoleptic testing of its products.

In August 2021, the Company submitted a further sales licence amendment for dried flower and a controlled substance dealer's licence for cannabis products. On December 16, 2021 the Company received its Flower Sales Licence from Health Canada ("Flower Licence"), that permits the Company to sell dried cannabis flower products provincially and territorially in Canada.

On August 12, 2022, the Company received its medical sales licence (the "Medical Sales Licence") that permits the Company to sell cannabis extracts to medical cannabis patients and licenced health practitioners and to develop products classed as cannabis extracts such as tinctures, oils, capsules, soft gels and sprays.

On August 24, 2022, the Company received its Controlled Substances Dealer's Licence (the "Dealer's Licence") which allows the Company to procure and process controlled substances, including synthesis, propagation, cultivation, and harvesting of psychedelic mushrooms for Psilocybin extraction, research and manufacture controlled substances such as Psilocybin and business-to-business sale of controlled substances, including by export. The Dealer's License does not permit the Company to sell controlled substances to the public. For such substances, the Company is only permitted to sell to other licensed dealers who have such substances listed on their license including pharmacists, practitioners, hospitals, or the holder of a Section 56(1) exemption for research purposes under the Controlled Drugs and Substances Act (CDSA).

On February 22 and March 3, 2023, the Company announced that its wholly-owned subsidiary, ALI, received approval from Health Canada on February 17, 2023, for its amendment of the Dealer's License to include the following regulated activities: possession, production, assembling, sale/provision and sending, transportation and delivery of coca leaf, cocaine, and psilocybin. ALI may only produce 1,000 grams of psilocybin and 250 grams of cocaine in 2023. The Dealer's Licence does not permit ALI to sell such controlled substances to the general public. Under the Dealer's Licence, ALI is only permitted to sell to other licenced dealers who have such substances listed on their licence including pharmacists, practitioners, hospitals or the holder of a section 56(1) exemption for research purposes under the CDSA.

The Company is not currently undertaking any activities with psilocybin, cocaine, or coca leaf under the Dealer's Licence, including selling to other licenced dealers, business-to-business sale, or export, and does not intend to undertake any activities relating to controlled substances for the foreseeable future. As such, the Company has no plan to use or rely upon the Dealer's Licence as at the date of this MD&A. At this time, and for the foreseeable future, the Company solely intends to pursue its cannabis extracts business. As such the Company expects the capital resource requirements to pursue psilocybin, cocaine or coca leaf to be immaterial as of the date of the MD&A.

Below is a chart containing all of the Company's current licences, the activities permitted under each licence, any restrictions on the use of each licence, and expiry dates:

Licence	Permitted Activities	Restrictions	Expiry Date
Standard Processing (Health Canada Licence No. LIC-SRIM66H586-2023)	To possess cannabis To produce cannabis, other than obtain it by cultivating, propagating or harvesting it To sell cannabis in accordance with subsection 17(5) of the Cannabis Regulations
  The licence holder must meet the requirements set out in the Health Canada document entitled "Mandatory cannabis testing for pesticide active ingredients - Requirements"
  The only cannabis products that the licence holder may sell or distribute to a holder of (i) a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants, cannabis plant seeds, dried cannabis, fresh cannabis, cannabis topicals, cannabis extracts, and edible cannabis.
  The only cannabis products that the licence holder may send or deliver to the purchaser at the request of (i) a holder of a licence for sale, and (ii) a person that is authorized under a provincial Act referred to in subsection 69(1) of the Act to sell cannabis, are as follows: cannabis plants; cannabis plant seeds; dried cannabis; fresh cannabis; cannabis topicals; cannabis extracts; and edible cannabis.

February 16, 2028

Sale for Medical Purposes (Health Canada Licence No. LIC-SRIM66H586-2023)	To possess cannabis To sell cannabis products in accordance with section 27 and Part 14, Division 1 of the Cannabis Regulations	N/A	February 16, 2028
Analytical Testing (Health Canada Licence No. LIC-WOUX7802CE-2022) [issued to Chemia Analytics Inc.]	To possess cannabis for the purpose of testing To obtain cannabis by altering its chemical or physical properties by any means for the purpose of testing
  Any pesticide testing activities conducted under the scope of Health Canada's "Mandatory cannabis testing for pesticide active ingredients-Requirements" must meet the requirements set out in that document
August 24, 2027
Research (Health Canada Licence No. LIC-ZIDPSA6BYY-2021-2)	To possess cannabis for the purpose of research To produce cannabis for the purpose of research
  This licence is restricted, in addition to all other applicable conditions, in that all research conducted under this licence is based on the Research Protocol "Organoleptic - Sensory - Taste Testing of Cannabis Products" provided to Health Canada on January 26, 2021
  The maximum quantity of cannabis to be stored for the purpose of research at the address indicated on this licence is: 11 kg of dried cannabis (or equivalent) at any given time
  The researcher may only possess and produce cannabis if such possession and production is to use in accordance with the research protocol submitted
  With respect to research involving the administration or distribution of cannabis to human research subjects for assessments of taste, sight, smell or touch of cannabis, in addition to any other conditions listed in this licence, the researcher must meet the requirements set out in the document entitled Appendix: Additional conditions for licenced researchers administering or distributing cannabis to human research subjects using cannabis obtained from a holder of a licence for processing in the final form of cannabis
  All record keeping requirements pertaining to this research licence must be met in accordance with Part 11 of the Cannabis Regulations
  At the end of the research, all cannabis must be destroyed in accordance with s.43 of the Cannabis Regulations unless distributed in a manner authorized by the Cannabis Regulations
April 16, 2026

Dealer's Licence (Health Canada Licence No. 6-1360)
  Possession, production, assembling, sale/provision, sending, transportation and delivery of controlled substances, including their salts as listed in the Regulations and specified by this licence
  List of controlled substances, including their salts, that are specified in the licence are as follows: psilocybin (up to 1000g), and cocaine (up to 250g)

  Under the Dealer's Licence, holder is only permitted to sell to other licenced dealers who have such substances listed on their licence including pharmacists, practitioners, hospitals or the holder of a section 56(1) exemption for research purposes under the CDSA
  Psilocybin may only be sold or provided to the holder of a dealer's licence for controlled substances or the holder of an authorization issued under subsection J.01.059(4) of Part J of the Food and Drug Regulations
  Any sale or provision of psilocybin or psilocybin-containing fungi, other than to another licenced dealer, must be approved in writing by Health Canada prior to the sale or provision taking place
  Sale or provision to the holder of a Controlled Drugs and Substances Act subsection 56(1) exemption is strictly prohibited
  The sale or provision of psilocybin to a licenced dealer or authorization holder may only be for clinical testing in the institution by qualified investigators for the purpose of determining the hazards and efficacy of the drug; or laboratory research in the institution by qualified investigators; or destruction
  Room 121 is a restricted room at the Langley facility
  Access to room 121 is restricted to the following individuals: designated personnel for this licence, as per the most recent list of approved personnel issued by Health Canada; or employees conducting activities under this licence and under the supervision of designated personnel for this licence
  This licence does not authorize the cultivation of fungi or plants containing controlled substance(s)
July 31, 2023

ACQUISITION OF PERCEIVEMD

On August 10, 2021, the Company acquired all of the issued and outstanding shares of PerceiveMD. PerceiveMD is a multidisciplinary, patient-focused center providing comprehensive assessments for medical cannabis and other therapies. The acquisition allows the Company to generate revenue from providing cannabis under medical prescriptions. At closing, the Company issued 2,513,720 common shares to the former shareholders of PerceiveMD at a share price on the date of acquisition of $0.80 per share for $2,010,976 and $10,000 in cash, for total consideration of $2,020,976. The transaction was accounted for as a business combination under IFRS 3 Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	26,302
Accounts receivable	13,647
Corporate taxes receivable	26,000
65,949
Liabilities assumed:
Accounts payable and other accrued liabilities	(19,206)
Fair value of net assets acquired	46,743

Purchase consideration
Cash consideration	2,010,976
Share consideration	10,000
2,020,976
Identifiable intangible assets
Patient relationships	414,000
Deferred tax liability	(112,000)
Goodwill	1,672,233

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than patient relationships ("Patient Relationships") which are amortized over their estimated useful economic lives. The fair value of Patient Relationships was determined using the discounted cash flow method considering the future cashflows expected to be received from patients, adjusted to reflect attrition. The key assumptions used in the cash flow projection related to Patient Relationships include: a discount rate of 16%; patient attrition rate of 20%; number of patients of 3,492 at the acquisition date; annual spending of $143 per patient, assumed growth at a long-term annual rate of 2%.

The Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, Chief Executive Officer and a director of the Company was also a director and controlling shareholder of PerceiveMD.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition. The two companies have operating synergies that can be leveraged subsequent to the acquisition by allowing the Company to sell manufactured products directly to clinical patients, increasing margins of both companies.

During the year ended December 31, 2022, the Company impaired the goodwill of PerceiveMD by $1,672,233 due to delays in the Company's ability to realize business synergies.

ACQUISITION OF PHYTO BRANDCO

On September 15, 2021, the Company acquired all of the issued and outstanding shares of Phyto BrandCo, the owner of the intellectual property rights for the Phyto Extractions brand consisting of 21 registered trademarks. Phyto BrandCo licenses its intellectual property to Canadian cannabis license holders and collects royalties from the license holders, from sales of cannabis consumer packaged goods to provincial distributors and retailers. At closing, the Company issued 20,000,000 common shares to the former shareholders of Phyto BrandCo at a share price on the date of acquisition of $1.20 per share, for consideration of $24,000,000.

Subsequent to the closing of the acquisition, the Company renegotiated the terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares. As a result, the revised consideration is 10,000,000 common shares at a share price on the date of acquisition of $1.20 per share, for total consideration of $12,000,000.

The transaction has been accounted for as a business combination under IFRS 3 Business Combinations. The allocation of the purchase consideration is as follows:

Assets acquired:	$
Cash	301,966
Accounts receivable	255,154
Prepayments	19,500
Property and equipment	85,108
661,728
Liabilities assumed:
Accounts payable and other accrued liabilities	(434,252)
Lease liability	(34,665)
Fair value of net identifiable assets acquired	192,811

Purchase consideration
Share consideration	24,000,000
Shares to be cancelled	(12,000,000)
12,000,000
Identifiable intangible assets:
Trademarks	3,250,000
Deferred tax liability	(879,000)
Goodwill	9,436,189

The carrying value of the assets and liabilities acquired equates to fair value due to their short-term nature, other than property and equipment and trademarks which are depreciated over their estimated useful economic lives.

The intangible asset is comprised of trademarks (the "Trademarks") with a fair value of $3,250,000. The fair value of the Trademarks was determined using the relief from royalty method. The key assumptions used in the cash flow projection related to the asset include: a discount rate of 12.5%; royalty rate of 10.0% for the remaining period of the licensing agreement and 2.0% thereafter, and annual net profit of the licensee.

The goodwill generated as a result of this acquisition relates to other intangible assets that do not qualify for separate recognition. The Company believes that by acquiring Phyto BrandCo, certain synergies related to marketing, distribution networks, and brand loyalty can be leveraged.

SELECTED ANNUAL INFORMATION

	Year ended December 31, 2022	Year ended December 31, 2021	Year ended December 31, 2020
	(Audited) $	(Audited) $	(Audited) $
Revenue	18,131,826	5,628,616	2,499,355
Excise taxes	(4,836,748)	-	-
Net loss	(4,281,639)	(2,749,939)	(7,615,864)
Loss per share (basic and diluted)	(0.07)	(0.05)	(0.19)
Cash provided by (used in) operating activities	1,319,111	(1,054,093)	(2,807,720)

Consolidated Statements of Financial Position	At December 31, 2022	At December 31, 2021	At December 31, 2020
	(Audited) $	(Audited) $	(Audited) $
Assets
Current assets	8,995,126	4,220,654	3,695,887
Non-current assets	22,808,819	24,534,796	10,041,063
Total assets	31,803,945	28,755,450	13,736,950

Liabilities
Current liabilities	12,660,207	5,341,267	3,590,794
Non-current liabilities	913,948	1,041,467	60,000
Total liabilities	13,574,155	6,382,734	3,650,794

Total shareholders' equity	18,229,790	22,372,716	10,086,156
Total liabilities and shareholders' equity	31,803,945	28,755,450	13,736,950

Over the past three year, the Company has increased sales. During the year ended December 31, 2022, the Company had increased sales by 222% from the prior year. The Company expects the trend of increasing sales to continue into 2023. The net loss in the year ended December 31, 2022 increased from the prior year but when normalized for one-time charges for the termination of the license agreement for $1,542,492 and the impairment of goodwill of PerceiveMD of $1,672,233. If not for these one-time charges, the Company remaining loss for the year would have been $1,066,914.

SELECTED QUARTERLY INFORMATION

Results of Operations

	Q4 2022	Q4 2021	2022	2021
	$	$	$	$
Revenue	6,817,412	1,989,604	18,131,826	5,628,616
Excise taxes	(2,664,396)	-	(4,836,748)	-
Cost of sales	(1,598,204)	(1,305,842)	(7,183,029)	(3,684,925)
Gross profit	2,554,812	683,762	6,112,049	1,943,691
Operating expenses	(1,912,734)	(2,292,255)	(6,912,045)	(4,335,429)
Net loss and comprehensive loss	(2,679,924)	(1,683,673)	(4,281,639)	(2,749,939)

The three months ended December 31, 2022 ("Q4 2022") compared to the three months ended December 31, 2021 ("Q4 2021")

Revenues increased to $6,817,412 during Q4 2022, compared to $1,989,604 during Q4 2021, due to revenue from a range of provincial distributors which were not present in Q4 2021. These sales augmented the existing revenue from the processing of cannabis biomass for third-party licenced producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD.

Excise taxes of $2,664,396 are included in total sales in Q4 2022 compared to $nil in Q4 2021. Last year the Company only had sales which did not require excise taxes to be charged. In Q4 2022, the Company is now selling to distributors and retailers which require excise stamps to be used on the sale.

Cost of sales increased to $1,598,204 during Q4 2022, compared to $1,305,842 during Q4 2021, as a result of increased sales. Cost of sales consists of biomass, packaging, production labour, solvents and an allocation of production overheads such as facility costs and depreciation of production equipment.

During Q4 2022, the Company had operating expenses of $1,912,734 and a net loss and comprehensive loss of $2,679,924, compared to operating expenses of $2,292,255 and net loss and comprehensive loss of $1,683,673 during Q4 2021.

The decrease in operating expenses and net loss and comprehensive loss were the result of the Company's expansion during the period. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $413,487 during Q4 2022, compared to $126,606 during Q4 2021, as the Company raised awareness of its operational successes and incurred significant travel by the sales team as it expanded its reach to more provincial distributors and launched the Phyto brand through both digital and face to face marketing.
  Depreciation and amortization charged to operating expenses decreased to $56,944 during Q4 2022, compared to $168,921 during Q4 2021, due to a larger portion of the facility being used by production and therefore more depreciation being allocated to the production of inventory.
  Office expenses increased to $175,791 during Q4 2022, compared to $41,092 during Q4 2021 due to additional costs in relation to computer, internet, utilities, meals and entertainment as well as equipment and vehicle rentals.
  Professional fees and consulting expenses decreased to $116,467 during Q4 2022, compared to $181,739 during Q4 2021 due to the Company hiring a controller to reduce the reliance on accounting consultants.
  Repairs and maintenance expenses were $81,258 during Q4 2022 compared to $nil in Q4 2021. These costs are related to refrigeration suppliers, mechanical services, and other maintenance services. These costs are mainly based on timing of maintenance being performed.
  Share-based payments decreased to $nil during Q4 2022, compared to $871,067 during Q4 2021, as the Company granted 1,115,000 stock options which vested immediately to a certain director on October 25, 2021. No similar grant of stock options took place in Q4 2022.
  Wages and salaries increased to $792,528 during Q4 2022, compared to $386,264 during Q4 2021, due to increased hiring activity and production output and the additional staff taken on following the Phyto BrandCo acquisition.

During the three months ended December 31, 2022, the Company included the following significant items in other expenses:

  Impairment of goodwill of $1,672,233 due to the recoverable amount of PerceiveMD being less than the carrying value of the cash generating unit. There was no impairment of goodwill in the comparable period.
  Loss on the termination of license agreement of $1,542,492 due to the termination of a license agreement for exclusive rights of the Phyto Brand. The Company expects to bring this brand in-house and leverage the brand recognition to continue to grow sales.

Year ended December 31, 2022 compared to the year ended December 31, 2021

Revenues increased to $18,131,826 during the year ended December 31, 2022, compared to $5,628,616 during the year ended December 31, 2021, due to significant revenue from a range of provincial distributors which were not present in 2021. These sales augmented the existing revenue from the processing of cannabis biomass for third-party licenced producers, in-house distillate production, hydrocarbon extraction, licensing revenues from the acquisition of Phyto BrandCo, and MSP remittance and referral revenue from the acquisition of PerceiveMD. This change to provincial distributors caused an increase in excise taxes from $nil in 2021 to $4,836,748 in 2022.

Cost of sales increased to $7,183,029 during 2022, compared to $3,684,925 during 2021, as a result of increased sales. Cost of sales consists of biomass, packaging, production labour, solvents and an allocation of production overheads such as facility costs and amortization of production equipment.

During the year ended December 31, 2022, the Company had operating expenses of $6,912,045 and a net loss and comprehensive loss of $4,281,639 compared to operating expenses of $4,335,429 and net loss and comprehensive loss of $2,749,939 during the year ended December 31, 2021.

The increase in operating expenses and net loss and comprehensive loss were the result of the Company's expansion during the year. The most significant changes in operating expenses and other expenses were as follows:

  Advertising and promotion increased to $1,277,728 during 2022, compared to $455,090 during 2021, as the Company raised awareness of its operational successes and incurred significant travel by the sales team as it expanded its reach to more provincial distributors and launched both the Endgame and Phyto brands through both digital and face to face marketing.
  Data program expenses of $1,042,216 during 2022 compared to $288,804 during 2021. These costs are related to a Cannabylitics data sharing program subscribed to by Phyto BrandCo.

  Depreciation and amortization charged to operating expenses increased to $501,364 during 2022, compared to $272,616 during 2021 due to the additions of trademarks and patient relationships from the acquisitions of Phyto BrandCo and PerceiveMD during the year ended December 31, 2021.
  Office expenses increased to $685,266 during 2022, compared to $323,778 during 2021 due to additional costs in relation to computer, internet, utilities, meals and entertainment as well as equipment and vehicle rentals.
  Professional fees and consulting expenses increased to $910,564 in 2022, compared to $585,908 during 2021 due to increased legal, audit and accounting fees associated with the growing operations and regulatory compliance.
  Repairs and maintenance expenses were $219,169 in 2022 compared to $nil in 2021. These costs are related to refrigeration suppliers, mechanical services and other maintenance services.
  Share-based payments decreased to $138,713 during 2022, compared to $890,523 during 2021, as the Company granted 300,000 stock options to a certain director on August 22, 2022. In the prior year, the Company granted 1,148,333 stock options to certain employees, consultants, directors and officers.
  Wages and salaries increased to $1,834,082 during 2022, compared to $1,128,610 during 2021, due to increased hiring activity and production output and the additional staff taken on following the Phyto BrandCo acquisition.

During the year ended December 31, 2022, the Company included the following significant items in other expenses:

  Impairment of goodwill of $1,672,233 due to the recoverable amount of PerceiveMD being less than the carrying value of the cash generating unit. There was no impairment of goodwill in the comparable period.
  Loss on the termination of license agreement of $1,542,492 due to the termination of a license agreement for exclusive rights of the Phyto Brand. The Company expects to bring this brand in-house and leverage the brand recognition to continue to grow sales.

SUMMARY OF QUARTERLY RESULTS

The following table shows results from the previous eight fiscal quarters:

Period ended	Revenue, net of excise tax	Net (loss) income and comprehensive (loss) income	Weighted average number of shares	Basic and diluted (loss) income per share
	$	$	#	$
December 31, 2022	4,153,016	(2,679,924)	55,970,547	(0.05)
September 30, 2022	3,803,787	(459,265)	55,970,547	(0.01)
June 30, 2022	3,051,554	(478,136)	59,081,658	(0.01)
March 31, 2022	2,286,721	(664,314)	65,970,547	(0.01)
December 31, 2021	1,989,604	(1,668,673)	65,872,770	(0.03)
September 30, 2021	1,808,111	(207,864)	44,908,364	(0.00)
June 30, 2021	1,241,763	(509,890)	43,334,100	(0.01)
March 31, 2021	589,138	(363,512)	43,334,100	(0.01)

The Company's revenue in Q4 2022 increased by $349,229 as compared to Q3 2022. The 9% increase in sales from the previous quarter was due to the Company increasing the flowthrough of shipments being delivered out of the facility. The Company expects revenues to continue to increase in future quarters and the Company pushes to increase inventory turnover and production rates. The comprehensive loss increased $2,220,659 from Q3 2022 due to the loss on the termination of the Phyto license agreement and the impairment of the PerceiveMD goodwill. This was offset by increased sales and gross profits as compared to Q3 2022.

The Company's revenue and net loss and comprehensive loss in Q3 2022 were $3,803,787 and $459,265, respectively. The increase of revenues and movement in net loss and comprehensive loss are driven by factors noted in Results of Operations.

The Company's revenue and net loss and comprehensive loss in Q2 2022 were $3,051,554 and $478,136, respectively. The increase of revenues was driven by significant revenue from a range of provincial distributors which were not present in Q1 2022. The decrease in net loss was caused by the higher revenue and thus higher gross profit which more than offset any rise in operating expenses form the growth.

The Company's net loss and comprehensive loss for Q1 2022, was $664,314. The increase of revenues to $2,286,721 was driven primarily by the licensing revenue in Phyto BrandCo and increased processing services of cannabis biomass for third-party licenced producers. The decrease in operating expenses was due to a reduction in share-based compensation as a significant number options and warrants were issued during Q4 2021 and share-based compensation related to these equity instruments was fully recognized during that period.

The Company's net loss and comprehensive loss for Q4 2021, was $1,668,673. The increase of revenues to $1,989,604 was driven primarily by the licensing revenue in Phyto BrandCo. The Company recognized a provision of expected credit losses of $134,083 relating to a significantly aged account receivable the Company no longer considered collectible and share-based payments of $871,067 related to the granting of 1,115,000 options in the quarter which vested immediately.

The Company's net loss and comprehensive loss for Q3 2021, was $207,864. The increase of revenues to $1,808,111 were driven by the expansion of operations at the Langley Facility resulting in increased production and sales.

The Company's net loss and comprehensive loss for Q2 2021, was $509,890. The increase of revenues to $1,241,763 were driven by the commencement of operations at the Langley Facility resulting in increased production and sales. The Company recognized impairment of property and equipment of $150,000 related to an ERP software in development that the Company determined would not be completed.

LIQUIDITY AND CAPITAL RESOURCES

Capital resource management

The Company's capital structure consists of all components of shareholders' equity. The Company's objective when managing capital is to maintain adequate levels of funding to support the current operations including corporate and administrative functions and to support operations. The Company obtains funding primarily through issuing common stock and through its mortgage payable. Future financings are dependent on market conditions and there can be no assurance the Company will be able to raise funds in the future.

There were no changes in the Company's approach to capital management during the year ended December 31, 2022. The Company is not subject to externally imposed capital requirements.

Cash and working capital

As at December 31, 2022, the Company had a working capital deficit of $3,665,081 (2021 - $1,120,613).

As at December 31, 2022, the Company had a current mortgage payable liability of $3,507,389 (2021 - $3,501,554). The fifth mortgage has a maturity date of November 1, 2023 and is secured by the mortgage property and building improvements. The mortgage bears interest at the greater of 9.75% or the prime rate plus 4.30% per annum, calculated monthly. The Company expects to renew the mortgage on more favourable terms. If the Company is able to secure a long-term mortgage, the working capital of the Company will significantly improve. Also, the Company is considering applying for a line of credit to assist with the Company's growth and ensure the Company has enough liquidity in the purchasing of inputs of production.

As at December 31, 2022, the Company has no working capital requirements.

Cash flow activity

	2022	2021
	$	$
Cash provided by (used in) operating activities	1,319,111	(1,054,093)
Cash provided by (used in) investing activities	(1,027,237)	(262,811)
Cash provided by (used in) financing activities	(22,548)	915,984

Net increase (decrease) in cash	269,326	(400,920)
Cash, beginning of period	744,541	1,145,461
Cash, end of period	1,013,867	744,541

Cash provided by operating activities of $1,319,111 during the year ended December 31, 2022 (2021 - used in $1,054,093) was the result of operating losses as noted in Results of Operations which were more than offset by working capital movements such as the increase in accounts payable and accrued liabilities as the Company expands. During 2021, the cash used in operating activities was the result of cash spent on inventory as well as prepaid expenses and deposits, offset by cash generated from revenue activity.

Cash used in investing activities of $1,027,237 during the year ended December 31, 2022 (2021 - $262,811) was the result of cash payments for the purchase of property and equipment and long-term excise stamp deposits while the cash provided by investing activities in 2021 was the result of net cash received from the acquisitions of PerceiveMD and Phyto BrandCo offset by cash payments made for the purchase of property and equipment.

Cash used in financing activities of $22,548 during the year ended December 31, 2022 (2021 - provided by $915,984) was the result of interest paid on the mortgage payable and payments on the lease liability. This was offset by $300,000 received as proceeds from a short-term loan. During 2021, the cash provided by financing activities was the result of cash received from mortgage refinancing offset by interest payments on the mortgage payable.

Commitments and contingencies

A summary of undiscounted liabilities and future operating commitments as at December 31, 2022, are as follows:

	Total	Within 1 year	2 - 5 years
Maturity analysis of financial liabilities	$	$	$
Accounts payable and accrued liabilities	8,545,048	8,545,048	-
Loan payable	314,555	314,555	-
Lease liability	78,309	23,205	55,104
Mortgage payable	3,822,505	3,822,505	-
Government loan	60,000	-	60,000
	12,820,417	12,705,313	115,104

OFF-BALANCE SHEET ARRANGEMENTS

The Company had no off-balance sheet arrangements as at December 31, 2022, and as at the date of this MD&A.

TRANSACTIONS BETWEEN RELATED PARTIES

Key management personnel are those who have the authority and responsibility for planning, directing, and controlling the Company. There were no loans to key management personnel or directors, or entities over which they have control or significant influence during the year ended December 31, 2022 and 2021.

During the year ended December 31, 2022, 300,000 options were granted (2021 - 933,333, 2020 - 1,9333,333) to Officers and Directors having a fair value on grant of $138,713 (2021 - $738,219, 2020 - $2,531,999).

The following related parties transacted with the Company or Company-controlled entities during the year ended December 31, 2022 and 2021:

  Andrew Hale was a Director and the Company's President and CEO. He resigned on March 1, 2021.
  Blaine Bailey was a Director. He resigned on March 26, 2021
  Stephen Brohman was the Company's CFO. He is a principal of Donaldson Brohman Martin CPA Inc. ("DBM CPA") a firm in which he has significant influence. DBM CPA provided the Company with CFO, accounting and tax services. Stephen Brohman resigned on July 14, 2021.
  George Routhier was a Director. He is the owner of Pipedreemz Inc., which provides advisory services to the Company. He resigned on June 23, 2022.
  Michael Forbes is a Director and the Company's President and CEO. He was appointed on April 29, 2021 and is the owner of MDC Forbes, which provides CEO services to the Company.
  Donald Dinsmore was a Director and the Company's COO. He was appointed on April 29, 2021 and left the Company on March 24, 2022.
  Oliver Foeste was the Company's CFO until January 1, 2023. He is the Managing Partner of Invictus Accounting Group LLP which provides the Company with CFO, accounting and tax services.
  Paul Morgan is a Director of the Company. He was appointed on July 14, 2021.
  Smoke Wallin is a Director of the Company. He was appointed on May 16, 2022.
  Lachlan McLeod was appointed CFO of the Company on January 1, 2023 and is an employee of Fehr & Associates CPA, which provides accounting services to the Company.

The aggregate value of transactions with key management personnel and directors and entities over which they have control or significant influence during the year ended December 31, 2022 and 2021 were as follows:

	2022	2021
	$	$
Andrew Hale	-	134,666
DBM CPA Inc.	-	61,091
Donald Dinsmore	102,705	172,535
Invictus Accounting Group LLP	286,539	74,518
MDC Forbes Inc.	127,350	40,000
Pipedreemz Inc.	2,000	-
	518,594	482,810

In addition to the above, the Company's acquisition of PerceiveMD constituted a related party transaction as Michael Forbes, was also a director and controlling shareholder of PerceiveMD prior to the transaction (See Acquisition of PerceiveMD above, for further details).

As at December 31, 2022 and 2021, the Company had an outstanding accounts payable balance with related parties as follows:

	December 31, 2022	December 31, 2021
	$	$
Donald Dinsmore	-	50,000
Invictus Accounting Group LLP	13,884	8,933
MDC Forbes Inc.	62,427	10,500
Michael Forbes	20,000	1,188
Pipedreemz Inc.	3,350	-
	99,661	70,621

All related party balances are unsecured and are due within thirty days without interest and incurred in the normal course of business. These balances are for services noted below or for reimbursable expenses.

The transactions with the key management personnel and directors are included in operating expenses as follows:

(a) Consulting fees and professional fees

Includes CEO services by Michael Forbes, charged to the Company via MDC Forbes Inc., accounting and tax services of the Company's former CFO, Stephen Brohman, charged to the Company via DBM CPA Inc., accounting services of the Company's former CFO, Oliver Foeste, charged to the Company via Invictus Accounting Group LLP, and consulting services by George Routhier, charged to the Company via Pipedreemz Inc.

(b) Wages and salaries

Includes services provided by Donald Dinsmore as prior COO.

PROPOSED TRANSACTIONS

As at December 31, 2022, the Company had no proposed transactions.

CRITICAL ACCOUNTING ESTIMATES

The preparation of the consolidated financial statements requires management to make judgements, and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, revenues and expenses. Management continually evaluates these judgements, estimates and assumptions based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Actual results may differ from these estimates and judgements which may cause a material adjustment to the carrying amounts of assets and liabilities.

The areas which require management to make critical judgments include:

Going concern

The consolidated financial statements have been prepared on a going concern basis, which assumes that the Company will be able to realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The assessment of the Company's ability to source future operations and continue as a going concern involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. If the going concern assumption was not appropriate for the consolidated financial statements, adjustments to the carrying value of assets and liabilities, the reported expenses and the consolidated statement of financial position would be necessary. Such adjustments would be material.

Impairment of property and equipment

Property and equipment are reviewed for indicators of impairment at each reporting period end or whenever events or changes in circumstances indicate that the carrying amount of an asset exceeds its recoverable amount. The recoverable amount of an asset is the higher of its fair value, less costs to sell, and its value in use. If the carrying amount of an asset exceeds its recoverable amount, an impairment charge is recognized immediately in profit or loss by the amount by which the carrying amount of the asset exceeds the recoverable amount. If an impairment loss subsequently reverses, the carrying amount of the asset is increased to the lesser of the revised estimate of recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

Assessment of the transactions as asset acquisitions or business combinations

Determination of whether a set of assets acquired and liabilities assumed constitute the acquisition of a business or asset requires the Company to make certain judgments as to whether or not the assets acquired and liabilities assumed include the inputs, processes and outputs necessary to constitute a business as defined in IFRS 3 - Business Combinations. If an acquired set of assets and liabilities includes goodwill, the set is presumed to be a business. The values assigned to common shares and the allocation of the purchase price to the net assets in the acquisition are based on numerous estimates and judgements of the relative fair values of net assets.

Business combinations

Judgement was used in determining whether the acquisitions of PerceiveMD and Phyto BrandCo were a business combination or an asset acquisition. Estimates were made as to the fair value of assets and liabilities acquired. In certain circumstances, such as the valuation of equipment, intangible assets and goodwill acquired, the Company may rely on independent third-party valuators. The Company measured all the assets acquired and liabilities assumed at their acquisition-date fair values. The excess of the consideration paid over the acquisition-date fair values of the net assets acquired, was recognized as goodwill as of the acquisition date in business combination.

In a business combination, all identifiable assets and liabilities acquired are recorded at their fair values, including the total consideration paid by the Company. One of the most significant estimates relates to the determination of the fair value of these assets and liabilities including assessing the fair value of any identifiable intangible assets. For any intangible asset identified, due to the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value, using appropriate valuation techniques, which are generally based on a forecast of the total expected future net cash flows. The evaluations are linked closely to the assumptions made by management regarding the future performance of the assets concerned and any changes in the discount rate applied. For any form of consideration paid by the Company, depending on the type of consideration paid and the complexity of determining its fair value, an independent valuation expert may be engaged to measure the fair value. In the event that there is contingent consideration in an acquisition management makes assumptions as to the probability of the consideration being paid.

The information about significant areas of estimation uncertainty considered by management in preparing the financial statements is as follows:

COVID-19 estimation uncertainty

The coronavirus pandemic continues to have global impacts on workforces, economies, and financial markets. It is not possible for the Company to predict the duration or magnitude of any adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of these consolidated financial statements, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.

Inventory

The Company reviews the net realizable value of, and demand for, its inventory regularly to provide assurance that recorded inventory is stated at the lower of cost or net realizable value. Factors that could impact estimated demand and selling prices include competitor actions, supplier prices, government regulations, and economic trends.

The weighted average costing method uses estimates in the allocation of direct and indirect inputs in the production of multiple product categories. These estimated allocations could be impacted by variations in manufacturing yields in production.

Useful lives and depreciation of property and equipment and intangible assets

The depreciation methods and useful lives reflect the pattern in which management expects the assets' future economic benefits to be consumed by the Company. Judgments are required in determining these expected useful lives.

Goodwill and intangible asset impairment

Management uses estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

  future cash flows;
  terminal growth rates; and
  discount rates.

Management regularly evaluates these estimates and assumptions. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period or in the period of the revision and future periods if the revision affects both current and future periods.

Judgment is also applied in choosing methods of amortizing intangible assets that management believes most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets. A change in the estimate would result in a change in the amount of amortization and, as a result, a charge to net loss recorded in the period in which the change occurs, with a similar change in the carrying value of the asset in the statement of financial position.

Valuation of receivables

The Company recognizes an impairment loss allowance for expected credit losses on trade accounts receivable using a probability-weighted estimate of credit losses. In its assessment, management estimates the expected credit losses based on actual credit loss experience and informed credit assessment, taking into consideration forward-looking information. If actual credit losses differ from estimates, future earnings would be affected.

Valuation of share-based payments

The Company uses the Black-Scholes option pricing model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, risk-free interest rate, and forfeiture rate. Changes in the input assumptions can materially affect the fair value estimate and the Company's expenses and reserves.

Income taxes

In assessing the probability of realizing income tax assets, management makes estimates related to expectation of future taxable income, applicable tax opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, management gives additional weight to positive and negative evidence that can be objectively verified.

CHANGES IN ACCOUNTING STANDARDS

Accounting standards issued but not yet effective

Certain pronouncements have been issued by the IASB or IFRIC that are effective for accounting periods beginning on or after January 1, 2023. The Company has reviewed these updates and determined that many of these updates are not applicable or consequential to the Company and have been excluded from discussion within these significant accounting policies.

Amendments to IAS 1 - Presentation of Financial Statements

In October 2022, the IASB issued amendments to IAS 1, Presentation of Financial Statements titled Non-current liabilities with covenants. These amendments sought to improve the information that an entity provides when its right to defer settlement of a liability is subject to compliance with covenants within 12 months after the reporting period. These amendments to IAS 1 override but incorporate the previous amendments, Classification of liabilities as current or non-current, issued in January 2020, which clarified that liabilities are classified as either current or non-current, depending on the rights that exist at the end of the reporting period. Liabilities should be classified as non-current if a company has a substantive right to defer settlement for at least 12 months at the end of the reporting period. The amendments are effective January 1, 2024, with early adoption permitted. Retrospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

Amendment to IAS 1 and IFRS Practice Statement 2 - Disclosure of Accounting Policies

In February 2021, the IASB issued amendments to IAS 1, Presentation of Financial Statements and the IFRS Practice Statement 2 Making Materiality Judgements to provide guidance on the application of materiality judgments to accounting policy disclosures. The amendments to IAS 1 replace the requirement to disclose 'significant' accounting policies with a requirement to disclose 'material' accounting policies. Guidance and illustrative examples are added in the Practice Statement to assist in the application of materiality concept when making judgments about accounting policy disclosures. The amendments are effective January 1, 2023, with early adoption permitted. Prospective application is required on adoption. We do not expect these amendments to have a material effect on our financial statements.

FINANCIAL RISK MANAGEMENT

Financial instruments - fair value

The Company's financial instruments consist of cash, trade receivables, deposits, accounts payable and accrued liabilities, mortgage payable, loan payable and government loan, all of which are classified as and measured at amortized cost.

As at December 31, 2022, the carrying values of cash, trade receivables, deposits and accounts payable and accrued liabilities approximate their fair value because of the short-term nature of these instruments.

Financial instruments - risk

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk and interest rate risk.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to fulfill its contractual obligations.

The Company is exposed to credit risk through its cash balances held in financial institutions and trade receivables. The maximum exposure to credit risk is equal to the carrying value of such financial assets.

The objective of managing credit risk is to minimize potential losses on financial assets. The Company assesses the quality of its counterparties, taking into account their credit worthiness and reputation, past performance and other factors. The Company has recognized a provision for expected credit losses on its trade receivables.

Cash is only deposited with or held by institutions of high credit worthiness.

Liquidity risk

Liquidity risk is the risk that the Company will encounter difficulty in meeting obligations associated with its financial liabilities. The Company manages its liquidity risk by reviewing on an ongoing basis its cash position and if required raises funding through additional share capital issuances or debt financing.

As at December 31, 2022, the Company had a cash balance of $1,013,867 and current liabilities of $12,660,207 (December 31, 2021 - $744,541 and $5,341,267 respectively).

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. The Company's mortgage payable and lease liabilities carry fixed interest rates and as such, the Company is not exposed to interest rate risk.

Economic dependence

Economic dependence risk is the risk of reliance upon a select number of customers which significantly impact the financial performance of the Company. During the year ended December 31, 2022, four customers represented approximately 97% of the Company's revenue (2021 - two customers representing 99% of the Company's revenue, 2020 - three customers' representing 79%,16% and 5% of revenue).

OUTSTANDING SHARE DATA

The Company's authorized share capital consists of an unlimited number of voting common shares without par value. The Company had the following securities outstanding as at December 31, 2022 and the date of this MD&A:

	December 31, 2022	Date of this MD&A
	#	#
Common shares	55,970,547	55,970,547
Stock options	3,665,000	3,665,000
Warrants	122,727	122,727
Fully diluted securities	59,758,274	59,758,274

Share issuances

During the year ended December 31, 2022, the Company had the following share transactions:

a) On April 29, 2022, 10,000,000 common shares related to the amended agreement between the Company and former owners of Phyto BrandCo were returned to treasury and cancelled for no consideration.

During the year ended December 31, 2021, the Company had the following share transactions:

b) On April 9, 2021, the Company completed a share consolidation on the basis of three common shares to one post-consolidation common share, resulting in 130,001,985 common shares being consolidated into 43,333,995 post-consolidation common shares at the date of the share consolidation. All current and comparative references to the number of common shares, weighted average number of common shares, loss per share, stock options and warrants have been restated to give effect to this share consolidation.

c) On August 10, 2021, the Company issued 2,513,720 unrestricted common shares at $0.80 per share for a total of $2,010,976 pursuant to the acquisition of PerceiveMD.

d) On September 15, 2021, the Company issued 20,000,000 common shares at $1.20 per share for total consideration of $24,000,000 pursuant to the acquisition Phyto BrandCo. Subsequent to the closing of the acquisition, the Company renegotiated terms of the acquisition with the former shareholders of Phyto BrandCo due to certain conditions in the acquisition agreement not being met. It was resolved that the consideration be amended from $24,000,000 to $12,000,000 by a voluntary return to treasury of 10,000,000 common shares.

e) On October 18, 2021, the Company completed a non-brokered private placement whereby the Company issued 122,727 units at a price of $1.10 per unit for gross proceeds of $135,000. Each unit is comprised of one common share and one transferrable common share purchase warrant with each warrant entitling the holder thereof to acquire one common share at a price of $1.75 per share for two years from the date of the closing. The $131,318 fair value of the 122,727 shares issued was determined based on the Company's share price of $1.07 on the grant date, and the residual value of $3,682 was allocated to warrants reserves. The warrants are subject to an acceleration provision whereby if the daily closing price of the common shares closes at or above $2.00 per share for 50 consecutive trading days, then the Company may accelerate the expiration date of the warrants to the date that is 30 trading days from the date that notice of such acceleration is given via news release. From and after the new accelerated expiration date, no warrants may be exercised, and all unexercised warrants would be void.

RISKS AND UNCERTAINTIES

The Company operates in a rapidly changing environment that involves risks and uncertainties and as a result, management's expectation may not be realized for a number of reasons. An investment in the Company's common shares is speculative and involves a high degree of risk and uncertainty. The current regulatory uncertainty poses additional risks and uncertainties which may materially affect management's expectations.

Regulatory risks

The industry in which the Company operates requires compliance with federal, provincial, and local laws and regulations, which could include, among others, laws and regulations relating to cannabis, controlled substances, personally identifiable information, wage and hour restrictions, health and safety matters, consumer protection and environmental matters. The Company's business objectives are contingent upon, in part, compliance with regulatory requirements enacted by these governmental authorities and regulatory bodies and obtaining all regulatory approvals, where necessary, for the delivery of its services and the services delivered by those regulated professionals within its network. The Company cannot predict the time required to secure all appropriate regulatory approvals for such services. Compliance with such laws and regulations may be costly and a failure to comply with such laws and regulations could result in fines, penalties, litigation and other liability that could materially adversely affect the Company.

Furthermore, although the operations of the Company are currently carried out in accordance with all applicable rules and regulations, no assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could limit or curtail the Company's ability to conduct its business, including the development of new or existing markets and products. The Company has little or no control over potential changes to laws or regulations that may affect its business. Changes in applicable laws and regulations are unpredictable and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Additionally, governmental regulations affect taxes and levies, healthcare costs, energy usage and labor issues, all of which may have a direct or indirect effect on the Company's business and its clients or suppliers. Changes in these laws or regulations, or the introduction of new laws or regulations, could increase the costs of doing business for the Company, or its customers or suppliers, or restrict the Company' actions, causing the Company to be materially adversely affected.

Laws, regulations and guidelines relating to controlled substances

The Company is not currently undertaking any activities involving controlled substances, nor does it intend to undertake any activities regarding controlled substances at this time. However, as a holder of a Controlled Substance Dealer's Licence issued by Health Canada, the Company is subject to regulatory and statutory obligations relating to controlled substances. The Controlled Drugs and Substances Act is Canada's federal drug control statute. Controlled substances are categorized into eight Schedules based upon their perceived danger. Schedule 1 substances, including cocaine and coca leaves, are deemed to have the highest potential for abuse and carry the most severe penalties for violations - the severity of the penalties decreases for subsequent scheduled substances. Most psychedelics are Schedule 3 substances, including psilocybin. The CDSA generally prohibits all uses of controlled substances unless an exemption is granted under Section 56 of the CDSA or the regulations allow otherwise, including through a clinical trial. The Canadian Minister of Health can grant exemptions under Section 56 of the CDSA to use controlled substances if it is deemed to be necessary for a medical or scientific purpose or is otherwise in the public interest.

Despite the general prohibition on controlled substances, the Food and Drug Regulations and Narcotics Control Regulations allows authorized persons to obtain a dealer's licence to possess, produce, sell, import/export, and transport certain controlled substances. These regulations contain strict requirements as to the handling of controlled substances, including where the controlled substance is stored and processed, who has access to the controlled substance, who may purchase or receive the controlled substance, and the types of activities that may be performed using the controlled substance. These regulations provide a framework for expanding and monitoring the legal use of controlled substances in Canada as well as, importantly, issuing licences to dealers such as the Company's Dealer's Licence. However, amendments to current laws and regulations governing the importation, distribution, transportation and/or production of controlled substances, or more stringent implementation thereof could have a substantial adverse impact on the Company. Local, provincial, and federal laws and enforcement policies concerning controlled substances are changing rapidly and will continue to do so for the foreseeable future.

Should the Company choose to engage in permitted activities as authorized by its Dealer's Licence at a later date, the Company's operations will be required to be conducted in strict compliance with the laws and regulations regarding its activities with controlled substances. The Company does not have any direct or indirect involvement with the illegal selling, production or distribution of any substances in the jurisdictions in which it operates and does not intend to have any such involvement at this time. However, a violation of any applicable laws and regulations, such as the CDSA, could result in significant fines, penalties, administrative sanctions, convictions or settlements arising from civil proceedings initiated by the government entities in the jurisdictions in which the Company operates, private citizens or criminal charges. Any such violations could have a material adverse effect on the business, results of operations and financial condition of the Company.

Reliance on licences

The Company's ability to produce and sell cannabis products in Canada is dependent on maintaining its licences with Health Canada. All of the Company's licences are, or will be, subject to ongoing compliance and reporting requirements. Failure to comply with the requirements of the licences, to maintain its licences, and to renew the licences after their expiry dates would have a material adverse impact on the business, financial condition and operating results of the Company.

If the Company opts to pursue commercialization strategies involving the permitted activities pursuant to its Dealer's Licence, the Company's ability to engage in such permitted activities will depend on maintaining its Dealer's Licence with Health Canada. Failure to comply with the requirements of the licence, to maintain its licence, and to renew the licence after its expiry date may have a material adverse impact on the business, financial condition and operating results of the Company.

Should Health Canada not extend or renew existing licences, renew existing licences on different terms, or refuse applications for new licences, the business, financial condition and operating results of the Company would be materially adversely affected.

Fluctuating Prices of Raw Materials

The Company's revenues are largely derived from the production, sale and distribution of agricultural products or products related to the growth of such agricultural products. The price of production, sale and distribution of these products will fluctuate widely and is affected by numerous factors beyond the Company's control, including international, economic and political trends, expectations of inflation, currency exchange fluctuations, interest rates, global or regional consumptive patterns, speculative activities and increased production due to new production and distribution developments and improved production and distribution methods. The effect of these factors on the price of the Company's products and, therefore, the economic viability of any of the Company's business, cannot accurately be predicted.

In addition, the current economic environment may result in significant inflationary pressures for the price of the Company's inputs and labour, which could have a material effect on the Company's business, financial condition or results of operations. The Company may not be able to fully offset such higher costs through price increases. The Company's inability or failure to do so could harm its business, financial condition and results of operations.

Industry volatility

The cannabis industry and businesses ancillary to and directly involved with cannabis businesses are undergoing rapid growth and substantial change, which has resulted in an increase in competitors, consolidation and formation of strategic relationships. Acquisitions or other consolidating transactions could harm the Company in a number of ways, including by losing strategic partners if they are acquired by or enter into relationships with a competitor, losing customers, revenue and market share, or forcing the Company to expend greater resources to meet new or additional competitive threats, all of which could harm the Company's operating results. As competitors enter the market and become increasingly sophisticated, competition in the Company's industry may intensify and place downward pressure on retail prices for its products and services, which could negatively impact its profitability.

Although the Company currently has no intention of pursuing any activities under its Dealer's License, should the Company choose to engage in permitted activities as authorized by its Dealer's Licence in the future, the Company may face challenges related to the relatively new and rapidly evolving commercial environment relating to controlled substances, including managing a complex and highly regulated supply chain, developing and scaling operations, attracting and retaining talent necessary to perform the permitted activities under the conditions imposed by the Dealer's Licence and other regulatory restrictions, and the public perception of controlled substances. Since the industry for controlled substances is still in a very early stage in Canada, there are significant risks that any expenditures in developing a business that relies in part on commercialization of its Dealer's Licence will not result in profitable operations.

Ongoing need for financing

The Company's ability to continue operations will be largely reliant on its continued attractiveness to equity investors. The Company is expected to incur operating losses as it continues to expend funds to develop its business operations. Even if its financial resources are sufficient to fund its current operations, there is no guarantee that the Company will be able to achieve its business objectives. The continued development of the Company will require substantial additional financing. The failure to raise such capital could result in the delay or indefinite postponement of current business objectives or the going out of business. The primary source of funding available to the Company will consist of equity financing. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable. In addition, from time to time, the Company may enter into transactions to acquire assets or the shares of other corporations. These transactions may be financed wholly or partially with debt, which may temporarily increase the Company's debt levels above industry standards.

Ongoing costs and obligations

The Company's efforts to grow its business may be costlier than the Company expects, and the Company may not be able to increase its revenue enough to offset its higher operating expenses. The Company may incur significant losses in the future for a number of reasons and unforeseen expenses, difficulties, complications and delays, and other unknown events. If the Company is unable to achieve and sustain profitability, the market price of the common shares may significantly decrease.

Competition

The cannabis production industry is competitive in all of its phases. The Company will face strong competition from other companies in connection with such matters. Many of these companies have greater financial resources, operational experience and technical capabilities than Adastra. As a result of this competition, the Company may be unable to maintain its operations or develop them as currently proposed, on terms it considers acceptable or at all. Consequently, the revenues, operations and financial condition of the Company could be materially adversely affected.

Because of the early stage of the industry in which the Company operates, the Company may face additional competition from new entrants. If the number of users of cannabis products in Canada increases, the demand for products will increase and management expects that competition will become more intense as current and future competitors begin to offer an increasing number of diversified products. To remain competitive, the Company will require a continued high level of investment in research and development, marketing, sales and client support. The Company may not have sufficient resources to maintain research and development, marketing, sales and client support efforts on a competitive basis which could materially and adversely affect the business, financial condition and results of operations.

Proprietary and intellectual property rights

The Company's ability to compete may depend on the superiority, uniqueness and value of any intellectual property and technology that it may develop. To the extent the Company is able to do so, to protect any proprietary rights of the Company, the Company intends to rely on a combination of patent, trademark, copyright and trade secret laws, confidentiality agreements with its employees and third parties, and protective contractual provisions. Despite these efforts, any of the following occurrences may reduce the value of any of the Company's intellectual property:

  Patents in the cannabis industry involve complex legal and scientific questions, and patent protection may not be available for some or any products; the Company's applications for trademarks and copyrights relating to its business may not be granted, and, if granted, may be challenged or invalidated;
  Issued patents, trademarks and registered copyrights may not provide the Company with competitive advantages; the Company's efforts to protect its intellectual property rights may not be effective in preventing misappropriation of any of its products or intellectual property;
  The Company's efforts may not prevent the development and design by others of products or marketing strategies similar to or competitive with or superior to those the Company develops;
  Another party may assert a blocking patent and the Company would need to either obtain a licence or design around the patent in order to continue to offer the contested feature or service in its products; or
  The expiration of patent or other intellectual property protections for any assets owned by the Company could result in significant competition, potentially at any time and without notice, resulting in a significant reduction in sales. The effect of the loss of these protections on the Company and its financial results will depend, among other things, upon the nature of the market and the position of the Company's products in the market from time to time, the growth of the market, the complexities and economics of manufacturing a competitive product, and regulatory approval requirements, but the impact could be material and adverse

Key personnel

If the Company is unable to attract and retain key personnel, it may not be able to compete effectively in the market. The Company's success has depended and continues to depend upon its ability to attract and retain key management, including the Company's CEO, CFO and technical experts. The Company will attempt to enhance its management and technical expertise by continuing to recruit qualified individuals who possess desired skills and experience in certain targeted areas. The Company's inability to retain employees and attract and retain sufficient additional employees or engineering and technical support resources could have a material adverse effect on the Company's business, results of operations, sales, cash flow or financial condition. Shortages in qualified personnel or the loss of key personnel could adversely affect the financial condition of the Company, results of operations of the business, and could limit the Company's ability to develop and market its products. The loss of any of the Company's senior management or key employees could materially adversely affect the Company's ability to execute the Company's business plan and strategy, and the Company may not be able to find adequate replacements on a timely basis, or at all. The Company does not maintain key person life insurance policies on any of the Company's employees.

Product liability

As a processor and distributor of products designed to be ingested by humans, the Company faces an inherent risk of exposure to product liability claims, regulatory action, and litigation if its products are alleged to have caused significant loss or injury. Previously unknown adverse reactions resulting from human consumption of cannabis or other products alone or in combination with other medications or substances could occur. As a processor and distributor and of such products or in its role as an investor in or service provider to an entity that is a manufacturer, distributor and/or retailer of adult-use of such products, the Company may be subject to various product liability claims, including, among others, that the product caused injury or illness, include inadequate instructions for use or include inadequate warnings concerning possible side effects or interactions with other substances.

A product liability claim or regulatory action against the Company could result in increased costs, could adversely affect the Company's reputation with its clients and consumers generally, and could have a material adverse effect on the business, results of operations, financial condition or prospects of the Company. There can be no assurances that the Company will be able to maintain product liability insurance on acceptable terms or with adequate coverage against potential liabilities. Such insurance is expensive and may not be available in the future on acceptable terms, or at all. The inability to maintain sufficient insurance coverage on reasonable terms or to otherwise protect against potential product liability claims could prevent or inhibit the commercialization of the Company's potential products or otherwise have a material adverse effect on the business, results of operations, financial condition or prospects of the Company.

Reputational risk and negative public opinion

Damage to the Company's reputation can result from the actual or perceived occurrence of any number of events, including any negative publicity, whether true or not. As a distributor of cannabis, which was previously a controlled substance in Canada, and as a holder of a Dealer's Licence permitting certain activities relating to substances currently classified as controlled substances, there is a risk that the Company's business may attract negative publicity due to association of such products or substances with violence and criminal activities. There is also a risk that the actions of other licence holders, permitted retailers or other companies and service providers in the cannabis industry or entities authorized to deal with controlled substances, including those in the cannabis industry with whom the Company has or will enter into agreements with, may negatively affect the reputation of the industry as a whole and thereby negatively impact the Company's reputation.

The increased usage of social media and other web-based tools used to generate, publish and discuss user-generated content and to connect with other users has made it increasingly easier for individuals and groups to communicate and share negative opinions and views in regard to the Company's activities and the industry in general, whether true or not. The Company does not ultimately have direct control over how the Company, the cannabis industry, or the controlled substance licensing regime is perceived by others. Reputational issues may result in decreased investor confidence, increased challenges in developing and maintaining community relations and present an impediment to the Company's overall ability to advance its business strategy and realize on its growth prospects, which could have a material adverse effect on the Company's business, financial condition or results of operations.

Litigation

The Company may become subject to litigation, including for possible product liability claims, which may have a material adverse effect on the Company's reputation, business, results from operations and financial condition. The Company may be named as a defendant in a lawsuit or regulatory action. The Company may also incur uninsured losses for liabilities, which arise in the ordinary course of business, or which are unforeseen, including, but not limited to, employment liability and business loss claims. Any such losses could have a material adverse effect on the Company's business, results of operations, sales, cash flow or financial condition.

COVID-19 pandemic

The COVID-19 outbreak, and related government restrictions, continues to cause business disruptions across the entire global economy and society including impacts on certain supply chains, and cost of supplies and labour. The Company has taken various measures to prioritize the health and safety of its employees, customers and partners, including restricted work travel and site access, improved safety & hygiene, and the requirement of nonessential staff members to work remotely, as required. As a manufacturer of consumable and medicinal products, the Company's practice is to always operate consistently with global pharma-quality standards to the best of its abilities, with strict hygiene practices and mandated personal protective equipment. It is not possible for the Company to predict the duration or magnitude of any longer-term adverse effects that the pandemic may have on the Company's business or ability to raise funds. As of the date of this MD&A, COVID-19 has had minimal impact on the Company's ability to conduct its operations but may impact the Company's ability to raise funding should restrictions related to COVID-19 be expanded in scope.